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										OMB APPROVAL
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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. *)

					Reading Entertainment Inc.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						172862104
					   (CUSIP Number)

					Andrew E. Shapiro
				Lawndale Capital Management, LLC
					Sansome St., Suite 3900
					San Francisco, CA  94104
					  (415) 288-2330

				Christopher J. Rupright, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
					(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					March 20, 2000
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 172862104				13D				Page 2 of 10 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lawndale Capital Management, LLC
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				394,875
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						394,875
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	394,875
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.3
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO, IA

CUSIP No. 172862104				13D				Page 3 of 10 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Andrew E. Shapiro
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				394,875
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						394,875
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	394,875
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	5.3
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 172862104				13D				Page 4 of 10 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Diamond A Partners, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				336,175
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						336,175
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	336,175
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	4.5
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 172862104				13D				Page 5 of 10 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Diamond A Investors, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/XX/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				58,700
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						58,700
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	58,700
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0.8
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 172862104				13D				Page 6 of 10 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Reading Entertainment, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 30 S. 15th St., Suite 1300, Philadelphia, PA 19102-4813.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership
("DAI"); and Andrew E. Shapiro ("Shapiro") (collectively, the "Filers").

	(b)	The business address of LCM, DAP, DAI and Shapiro is One Sansome
Street, Suite 3900, San Francisco, California 94104.

	(c)	LCM is the investment adviser to and the general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

	(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Shapiro is a citizen of the United States of America.

CUSIP No. 172862104				13D				Page 7 of 10 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

LCM			Funds Under Management (1)	$2,400,493.25
DAP			Working Capital				$2,042,897.28
DAI			Working Capital				$  357,595.97

(1)	Includes funds of DAP and DAI invested in Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The Filers ("Lawndale") have been and may continue to be in contact with the Issuer's management, members of the Issuer's Board of Directors, other significant shareholders, and others regarding alternatives that the Issuer could employ to maximize shareholder value. Those alternatives include, but are not limited to, consolidating the Issuer and its affiliates, Craig Corp (N-CRG) and Citadel Holdings (A-CDL), into a single entity with a single class of stock, and implementing a stock buyback program.

Lawndale acquired the Stock solely for investment purposes because it believes that the market price of the Stock, currently trading far below the Issuer's book value, does not adequately reflect the potential value of the Issuer's underlying businesses and assets.


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

CUSIP No. 172862104				13D				Page 8 of 10 Pages

The Filers effected the following transactions in the Stock through the Nasdaq National Market System on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since January 20, 2000:

		Purchase				Number	Price
Name		or Sale		Date		of Shares	Per Share

DAP		P			1/24/00	 1,400	5.3100
DAI		P			1/24/00	   300	5.3100
DAP		S			1/27/00	   800	5.4398
DAI		S			1/27/00	   200	5.4398
DAP		P			1/28/00	 7,200	5.2475
DAI		P			1/28/00	 1,300	5.2475
DAP		P			1/31/00	 5,500	4.5600
DAI		P			1/31/00	 1,000	4.5600
DAP		P			2/2/00	   300	4.8725
DAP		S			2/7/00	   825	5.9398
DAP		P			2/10/00	 2,300	5.0456
DAI		P			2/10/00	   300	5.0456
DAP		P			2/16/00	33,600	4.2277
DAI		P			2/16/00	 5,900	4.2277
DAP		P			2/28/00	 2,200	3.9500
DAI		P			2/28/00	   300	3.9500
DAP		P			2/29/00	 4,200	4.3563
DAI		P			2/29/00	   800	4.3563
DAP		P			3/1/00	 3,400	4.4584
DAI		P			3/1/00	   600	4.4584
DAP		P			3/2/00	   800	4.3100
DAI		P			3/2/00	   200	4.3100
DAP		P			3/3/00	 4,200	4.3725
DAI		P			3/3/00	   800	4.3725
DAP		P			3/20/00	 6,400	4.0000
DAP		P			3/20/00	 1,900	3.7702
DAP		S			3/20/00	 1,000	3.9400
DAI		P			3/20/00	   300	3.7702
DAI		P			3/20/00	   600	4.0000
DAP		P			3/21/00	 2,900	4.0625
DAI		P			3/21/00	   600	4.0625
DAP		P			3/23/00	 6,300	4.2500
DAI		P			3/23/00	 1,000	4.2500
DAP		P			3/24/00	 1,700	4.2500
DAI		P			3/24/00	   300	4.2500
DAP		P			3/29/00	 1,800	4.3125
DAI		P			3/29/00	   300	4.3125

CUSIP No. 172862104				13D				Page 9 of 10 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file
this statement on behalf of DAP and DAI.	  Pursuant to such limited
partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains.

In accordance with Article 4.3 of the Issuer's Articles of Incorporation, the Issuer's Board of Directors has. approved Lawndale's request to own common stock in excess of 4.75%.


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	March 29, 2000


Lawndale Capital Management, LLC		Diamond A Partners, L.P.

								By:	Lawndale Capital Management,
By:	Andrew E. Shapiro, Manager			LLC

									By:	Andrew E. Shapiro
										Manager
Diamond A Investors, L.P.

By:	Lawndale Capital Management,		Andrew E. Shapiro
	LLC

	By:	Andrew E. Shapiro, Manager

CUSIP No. 172862104				13D				Page 10 of 10 Pages


												EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Reading Entertainment, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.


DATED:	March 29, 2000


Lawndale Capital Management, LLC		Diamond A Partners, L.P.

								By:	Lawndale Capital Management,
By:	Andrew E. Shapiro, Manager			LLC

									By:	Andrew E. Shapiro
										Manager
Diamond A Investors, L.P.

By:	Lawndale Capital Management,		Andrew E. Shapiro
	LLC

	By:	Andrew E. Shapiro, Manager


CJR\3693\015\1093089.01